[SRZ Letterhead]

                                 July 23, 2009






VIA EDGAR
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Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attn: Christian T. Sandoe

                  Re:      BNY/Ivy Multi-Strategy Hedge Fund LLC
                           Post-Effective Amendment No. 1 to Registration Statement on Form N-2
                           (File Nos. 333-152534 AND 811-21247)
                           ------------------------------------

                  On behalf of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). Post-Effective Amendment No. 1 is being filed to update certain financial and other information contained in the Fund's Registration Statement.

                  If you have any questions or comments, please call me at (212) 756-2149.

                                                   Very truly yours,

                                                  /s/ Pamela Poland Chen
                                                  ----------------------
                                                      Pamela Poland Chen

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